Dear Board of Directors,

I hereby resign as Chief Financial Officer and Director of Fuwei Films (Holdings) Co., Ltd ("the Company"). My resignation will be effective on March 31, 2008. There is no disagreement between myself and the Company on matters related to accounting principals, financial statement disclosure, or auditing scope or procedure during the period when I was positioned as Chief Financial Officer at the Company.

Cindy Lu

Feb 29, 2008